Filed by Weyerhaeuser Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Plum Creek Timber Company, Inc.

Commission File No.: 001-10239

The following Q&A was provided to the Weyerhaeuser employees on November 8, 2015:

Weyerhaeuser / Plum Creek Merger — Employee Q&A

#	QUESTION	ANSWER
1.	What is the rationale for the decision to merge these two companies?

We have been looking for opportunities to grow our company in ways that will drive shareholder value and ensure our long-term success. This transaction is a fantastic opportunity for us.

Upon closing, we will be the world’s premier timber, land and forest products company with more than 13 million acres of some of the most diverse and productive forests in the U.S. Our wood products facilities will benefit from access to an expanded timber portfolio, which will support their success and future growth.

The combined strengths of these two industry leaders will create a winning organization that is uniquely positioned to capitalize on the improving housing market and achieve great financial results.

2.	When will the transaction be complete?	The transaction is expected to close in late first quarter or early second quarter of 2016, subject to customary closing conditions including shareholder approval from both companies.

3.	What can we expect to happen over the next several months until the transaction closes?

Until the transaction closes, Weyerhaeuser and Plum Creek will continue to operate separately. Operations will remain business as usual at both organizations.

As is customary in transactions like this, select teams will begin working on integration planning. But for most employees, there should be no impact on your day-to-day work.

Change is always stressful. Over the next few months it will be especially important that we all stay focused on keeping ourselves and each other safe, and on meeting our business goals and commitments.

4.	Will there be layoffs?

Both companies will continue to operate separately with their existing teams in place until the transaction closes, which is expected to occur in the late first quarter or early second quarter of 2016.

We have committed to achieve $100 million in cost synergies in the first full year after the transaction closes. These cost reductions will primarily come from corporate and operating overhead. This means not everyone will continue to have a role in the combined company.

At this time, no decisions have been made about which roles are needed for the combined company or who will fill those roles. In the coming months, the new senior management team will follow a disciplined process to evaluate talent from both companies and make the best decisions to build their teams.

5.	When will I know if I still have a job?

The new senior management team is committed to moving as quickly as possible to make decisions about how to integrate the two companies, which roles are needed, and who will fill those roles. They will communicate those decisions as soon as possible after they are made.

Both companies will continue to operate separately with their existing teams in place until the transaction closes, which is expected to occur in the late first quarter or early second quarter of 2016.

6.	What process will we use to determine which people have roles in the combined company?	The new senior management team will first determine what structure and roles are needed for the combined company. Once that is complete, they will follow a disciplined and open-minded process to evaluate talent from both companies to fill those roles.

7.	If I lose my job, will I be entitled to the Weyerhaeuser severance package?	Yes, the Weyerhaeuser severance package will continue to be available to eligible Weyerhaeuser employees.

8.	What if I don’t want to be part of the new company? Can I still get a severance package? Can I opt for an early retirement package?	The company will not offer early retirement packages or severance to employees who are offered a role, but who decide not to remain with Weyerhaeuser.

9.	Will the combined company retain Weyerhaeuser’s pay and benefits?	The compensation and benefits packages for both companies are similar. After the transaction closes, we will work to move Plum Creek employees into the Weyerhaeuser compensation and benefit plans. We expect to have that transition completed by January 2017.

10.	Can I reach out to the people I know at Plum Creek to talk about this transaction?	Until the transaction closes, Weyerhaeuser and Plum Creek will continue to operate separately. This means you must interact with Plum Creek employees as you normally would with any other competitor. Any conversations outside the normal course of business must be cleared by our legal department.

11.	What can I say to customers, contractors and suppliers about this transaction?

We will be contacting companies with whom we have business relationships to inform them about this announcement — in person, via calls and/or formal letters. Each senior management team leader will manage that process within their organizations.

Employees should refer all other external queries to our website for detailed information about the announcements.

12.	What do I do if I’m contacted by media?	Employees must not speak to the media about this transaction. Please forward all inquiries to Anthony Chavez at 253-924-7148.

FORWARD-LOOKING STATEMENTS

This communication contains statements that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, with respect to Weyerhaeuser’s future results and performance, the expected benefits of the proposed transaction such as efficiencies, cost savings and growth potential and the expected timing of the completion of the transaction, all of which are subject to risks and uncertainties. Factors listed below, as well as other factors, may cause actual results to differ significantly from these forward-looking statements. There is no guarantee that any of the events anticipated by these forward-looking statements will occur. If any of the events occur, there is no guarantee what effect they will have on our operations or financial condition. Weyerhaeuser will not update these forward-looking statements after the date of this communication.

Some forward-looking statements discuss Weyerhaeuser’s and Plum Creek’s plans, strategies, expectations and intentions. They use words such as “expects,” “may,” “will,” “believes,” “should,” “approximately,” “anticipates,” “estimates,” and “plans.” In addition, these words may use the positive or negative or other variations of those and similar words.

Major risks, uncertainties and assumptions that affect Weyerhaeuser’s and Plum Creek’s businesses and may cause actual results to differ materially from those expressed or implied in these forward-looking statements, including, without limitation, the failure to receive, on a timely basis or otherwise, the required approval of Weyerhaeuser’s shareholders or Plum Creek’s stockholders with respect to the proposed transaction; the risk that any of the conditions to closing of the proposed transaction may not be satisfied; the risk that the businesses of Weyerhaeuser and Plum Creek will not be integrated successfully; the effect of general economic conditions, including employment rates, housing starts, interest rate levels, availability of financing for home mortgages, and strength of the U.S. dollar; market demand for our products, which is related to the strength of the various U.S. business segments and U.S. and international economic conditions; performance of our manufacturing operations, including maintenance requirements; the level of competition from domestic and foreign producers; the successful execution of internal performance plans, including restructurings and cost reduction initiatives; raw material prices; energy prices; the effect of weather; the risk of loss from fires, floods, windstorms, hurricanes, pest infestation and other natural disasters; transportation availability and costs; federal tax policies; the effect of forestry, land use, environmental and other governmental regulations; legal proceedings; performance of pension fund investments and related derivatives; the effect of timing of retirements and changes in the market price of company stock on charges for stock-based compensation; changes in accounting principles; and other factors described in Weyerhaeuser’s and Plum Creek’s filings with the SEC, including the “Risk Factors” section in Weyerhaeuser’s and Plum Creek’s respective annual reports on Form 10-K for the year ended December 31, 2014.

NO OFFER OR SOLICITATION

This communication is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving Weyerhaeuser and Plum Creek will be submitted to Weyerhaeuser’s shareholders and Plum Creek’s stockholders for their consideration. In connection with the proposed transaction, Weyerhaeuser intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to Weyerhaeuser’s common shares to be issued in the proposed transaction and a joint proxy statement for Weyerhaeuser’s shareholders and Plum Creek’s stockholders (the “Joint Proxy Statement”) and each of Weyerhaeuser and Plum Creek will mail the Joint Proxy Statement to their respective shareholders or stockholders, as applicable, and file other documents regarding the proposed transaction with the SEC. SECURITY HOLDERS ARE URGED AND ADVISED TO READ ALL RELEVANT MATERIALS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT, CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by Weyerhaeuser or Plum Creek with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement from Weyerhaeuser upon written request to Weyerhaeuser Company, 33663 Weyerhaeuser Way South, Federal Way, Washington 98003, Attention: Director, Investor Relations, or by calling (253) 924-2058, or from Plum Creek upon written request to Plum Creek, 601 Union Street, Suite 3100, Seattle Washington 98101, Attention: Investor Relations, or by calling (800) 858-5347.

PARTICIPANTS IN THE SOLICITATION

Weyerhaeuser, Plum Creek, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Weyerhaeuser’s directors and executive officers is set forth in its definitive proxy statement for its 2015 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2015, and information about Plum Creek’s directors and executive officers is set forth in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2015. These documents are available free of charge from the sources indicated above, and from Weyerhaeuser by going to its investor relations page on its corporate web site at www.weyerhaeuser.com and from Plum Creek by going to its investor relations page on its corporate web site at www.plumcreek.com.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the Registration Statement, the Joint Proxy Statement and other relevant materials Weyerhaeuser and Plum Creek intend to file with the SEC.